For Immediate Release

Bell Canada to redeem $600 million of debt

MONTRÉAL, June 30, 2009 – Bell Canada today announced that it will use part of the net proceeds of its recently completed offering of $1 billion principal amount of Series M-20 Debentures to redeem on July 30, 2009, prior to maturity, all of its outstanding $600 million principal amount of 5.5% Debentures, Series M-16, due August 12, 2010 (“Series M-16 Debentures”).

The Series M-16 Debentures will be redeemed at a price equal to $1,049.123 per $1,000 of principal amount of debentures plus $25.315 for accrued and unpaid interest up to, but excluding, the date of redemption.

Registered holders of Series M-16 Debentures will receive a notice providing the details of this redemption, including where to present their debentures for payment.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs, including Bell Mobility and Solo Mobile wireless, high-speed Bell Internet, Bell TV direct-to-home satellite television, Bell Home phone local and long distance, and IP-broadband and information and communications technology (ICT) services. Bell is proud to be a Premier National Partner and the exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

Media inquiries:
Jacques Bouchard
Bell Media Relations
514-391-2007, 1-877-391-2007
jacques.bouchard1@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
514-870-4619
thane.fotopoulos@bell.ca